SOAR TECHNOLOGIES INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Soar Technologies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows:

1. The name of this corporation is Soar Technologies Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 20, 2024.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation in its entirety, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on 10 / 23 / 2025.

CORPORATION:

SOAR TECHNOLOGIES INC.

By: ______________________
Jerome Brenndon Adkins, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:43 PM 10/23/2025
FILED 06:43 PM 10/23/2025
SR 20254359288 - File Number 3128526

Doc ID: 69491e5043bb69e821cf91d2a2c91be3173918e2

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
SOAR TECHNOLOGIES INC.

ARTICLE I

The name of the corporation is Soar Technologies Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 131 Continental Drive, Suite 305, Newark, Delaware, 19713, and County of New Castle. The name of its registered agent at such address is LegalInc Corporate Services Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. Authorized Capital

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 150,000,000 shares, consisting of:

- 100,000,000 shares of Class A Common Stock, par value $0.00001 per share ("Class A Common Stock"), and
- 50,000,000 shares of Class B Common Stock, par value $0.00001 per share ("Class B Common Stock").

Except as otherwise expressly provided herein, the rights, preferences, and privileges of the Class A Common Stock and Class B Common Stock shall be identical.

B. Voting Rights

1. Each share of Class A Common Stock shall entitle the holder to 1 vote on each matter submitted to a vote of the stockholders.
2. Each share of Class B Common Stock shall entitle the holder to 3 votes on each matter submitted to a vote of the stockholders.
3. Except as otherwise required by law or expressly provided in this Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters.

C. Dividends and Distributions

Subject to the rights of any Preferred Stock that may be authorized and issued, dividends or other distributions may be declared and paid on the Class A Common Stock and Class B Common Stock at the same rate and in the same form and amount, on a per-share basis, such that no dividend or distribution shall be declared or paid on one class unless a proportionally identical dividend or distribution is declared or paid on the other.

1

D. Conversion of Class B Common Stock

1. **Optional Conversion.** Each share of Class B Common Stock shall be convertible, at the option of the holder, into 1.5 fully paid and non-assessable share of Class A Common Stock at any time upon written notice to the Corporation.

2. **Automatic Conversion.** Each share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the earliest to occur of:

   (a) any transfer, sale, assignment, pledge, or other disposition of such share, whether or not for value, to any person or entity other than a Permitted Transferee (as defined below);

   (b) the death or incapacity of the holder, except to the extent the shares are transferred to a Permitted Transferee; or

   (c) such date as may be specified by the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Class B Common Stock.

3. **Mechanics of Conversion.** Upon any conversion, each converting holder shall surrender the certificate(s) (if any) representing such shares to the Corporation (or comply with procedures for uncertificated shares), and the Corporation shall record the conversion on its books. The conversion shall be deemed effective immediately upon the applicable event or notice, whether or not certificates have been surrendered.

4. **Status of Converted Shares.** All shares of Class B Common Stock converted into Class A Common Stock pursuant to this Section D shall be retired and canceled and shall not be reissued.

E. Definition of "Permitted Transferee." For purposes of this Article IV, a "Permitted Transferee" means, with respect to any holder of Class B Common Stock (a "Holder"):

   (a) the spouse, domestic partner, parents, siblings, children, step-children, or grandchildren of such Holder;

   (b) any trust, family limited partnership, family limited liability company, or other estate-planning vehicle established for the exclusive benefit of such Holder or one or more of the persons described in clause (a);

   (c) the executor, administrator, or personal representative of the estate of such Holder upon the death or incapacity of such Holder, or any person who acquires such shares by will, intestate succession, or operation of law;

   (d) a corporation, partnership, or limited liability company in which such Holder and/or one or more of the persons or entities described in clauses (a) or (b) collectively hold beneficial ownership of at least a majority of the voting and economic interests; and

   (e) with the prior written consent of the Corporation's Board of Directors, any other person or entity designated by the Board as a Permitted Transferee.

Any transfer of Class B Common Stock to a person or entity other than a Permitted Transferee shall result in the automatic conversion of such shares into an equal number of shares of Class A Common Stock, effective immediately upon such transfer.

F. Adjustments; Fractional Shares
No fractional shares of Class A Common Stock shall be issued upon conversion of Class B Common Stock. In lieu of any fractional share, the Corporation may pay a cash amount equal to the fair market value of the fractional share as determined in good faith by the Board of Directors.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend, or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that their testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.